SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of October, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 31, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

October 31, 2005.
Institutional Shareholder Services, Inc.
2909 Gaither Road, Suite 501
Rockville, MD 20850-4045

Re: Preferred Stock Proposal

Ladies and Gentlemen:

          I am writing on behalf of the Board of Directors of Banco Latinoamericano de Exportaciones (“Bladex”) to request that you reconsider and reverse your recommendation with respect to the proposal to amend the articles of incorporation of Bladex which, among other things, authorizes the Board of Directors to create new classes of preferred stock.  The proposal will be presented for shareholder approval at a special meeting of shareholders scheduled for November 7, 2005. The proposal is described in our proxy statement mailed to shareholders on or about October 4, 2005.

          Your recommendation is based largely on a concern that management might rely on the authority it seeks from shareholders to issue preferred shares in ways that could potentially impede transaction proposals involving a change of control of Bladex that shareholders might consider desirable, and that the preferred stock could be used to establish a shareholder rights plan.

          We are writing to confirm to you that the Board of Directors will not adopt such shareholder rights plan, or to otherwise use its authority to create new classes of preferred stock to forestall offers to acquire control of Bladex, unless such plan is approved by Bladex’s shareholders in advance, or within 12 months of adoption of the plan. The foregoing commitment would not apply to ordinary rights offerings undertaken by Bladex primarily for financing purposes.

          We hope this clarifies our position with respect to the uses of the preferred stock and is responsive to your concerns.  Please contact the undersigned if you would like to discuss this matter further.

Very truly yours,

/s/ JAIME RIVERA

Jaime Rivera
Chief Executive Officer